SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K


                        Report of Foreign Private Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                     For the month of August, 2005

                              RYANAIR HOLDINGS PLC
                (Translation of registrant's name into English)

                     c/o Ryanair Ltd Corporate Head Office
                                 Dublin Airport
                             County Dublin Ireland
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

                               Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________




                   RYANAIR PASSENGER GROWTH OF 29% FOR JULY 2005

The following are Ryanair's passenger and internet statistics for July 2005.

                      July          July                  Rolling 12 months
                      2004           2005               ended 31st July 2005


    Passengers 1    2,480,648      3,198,977                    30,275,805
    Load Factor 2          90%            90%                      84%
    Internet Sales
    Percentage3            97%            98%                      98%

 1. Represents the number of earned seats flown by Ryanair. Earned seats include seats that are flown whether or not the passenger turns up because once a flight has departed a no-show customer is not entitled to change flights or seek a refund.

 2. Represents the number of passengers as a proportion of the number of seats available for passengers.

 3. Represents the number of initial seat sales sold via the Ryanair internet site as a percentage of total initial seat sales. Initial seat sales exclude changed and amended seat sales.

(Please see below)

ENDS.

3rd August 2005

For further info:

Ends:
For further information:
Peter Sherrard - Ryanair                 Pauline McAlester - Murray Consultants
Tel: 00 353 1 812 1228                   Tel: 00 353 1 4980 300



                    RYANAIR CARRIES OVER 3M PASSENGERS IN JULY
                         3 MILLION SEPTEMBER SEAT SALE

Ryanair, Europe's No. 1 low fares airline today (Wednesday 3rd August 2005) announced record passenger figures for a European low fares airline, by carrying over 3 M passengers in one month for the first time. Ryanair now operates 250 routes across 21 countries.

Speaking today, Ryanair's CEO Michael O'Leary said:

        "We are delighted that Ryanair is the first low fares airline to carry over 3M passengers in July. This is more passengers in 1 month than we carried in all of 1997 or almost half of Aer Lingus' total annual passenger numbers.

       "Our 3M passengers in July saved over EUR300M compared to the high fares charged by our flag carrier competitors airlines and is supporting over 3,000 jobs in Europe. We look forward to doubling our passenger numbers so that by 2010 we will be able to carry 6M passengers in 1 month."

        "To celebrate we are launching a 3M Europe-wide September seat sale at our lowest ever prices on all routes. We are urging passengers to book quickly on www.ryanair.com as September seats at these prices will sell fast."

September Seat Sale
Booking Period:Wednesday, 3rd August - Midnight 11th August 2005
Travel Period: 6th September - 15th December 2005


Ends.                                   Wednesday, 3rd August 2005

For further information:

Peter Sherrard - Ryanair                Pauline McAlester - Murray Consultants
Tel: 00 353 1 812 1228                  Tel: 00 353 1 4980 300

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                    RYANAIR HOLDINGS PLC


Date:  03 August, 2005

                                    By:___/s/ Howard Millar____

                                    H Millar
                                    Company Secretary & Finance Director